UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-22161

(Check One):[ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR	CUSIP NUMBER
21872Q202

For Period Ended:  March 31, 2007

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Corgi International Limited
Full Name of Registrant

Not Applicable
Former Name if Applicable

17/F, Oterprise Square, 26 Nathan Road
Address of Principal Executive Office (Street and Number)

Tsimshatsui, Kowloon, Hong Kong, S.A.R., China
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2007 by the prescribed due date because its consolidated financial statements for that period have not been completed and cannot be completed by the prescribed due date without unreasonable effort and expense.  The Company expects to file its Annual Report on Form 20-F within the allotted extension period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jack Lawrence, CFO, COO and General Manager, U.S.	(925)	979-1500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes  [  ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended March 31, 2007, the Registrant closed a number of transactions which will result in a significant change in its results of operations from the corresponding period for the last fiscal year, including:

•	on December 15, 2006, the Registrant sold its Zindart Manufacturing division (including the shares of Zindart Manufacturing Limited and Dongguan Xinda) and leased the underlying land to Poundwell Limited for a nominal rent until the title of the land is transferred pursuant to which the Registrant (i) paid to Poundwell approximately $2.225 million to settle and waive inter-company liabilities owed to Zindart Manufacturing and other transaction costs; (ii) discharged approximately $1.4 million of Zindart Manufacturing related bank indebtedness; (iii) paid $250,000 with respect to the settlement of capital lease obligations; (iv) agreed to assume $1.0 million of property transfer taxes arising from the sale of the factory; and (v) the Registrant’s subsidiary, Corgi Classics Limited, entered into a vendor agreement pursuant to which the Regsitrant agreed to purchase from Zindart Manufacturing at least $7.5 million of product in the first year of the contract, $5.5 million in the second year and $5.0 million in the third year of the contract, subject to competitive pricing and other conditions;

•
on December 20, 2006, the Registrant closed the acquisition of Cards Inc. Limited for a total of 1,191,110 ADSs pursuant to which 612,213 ADSs are being held in escrow to cover certain representations and warranties of Cards, including representations relating to revenues and earnings of Cards for 2008 and 2009;

•
on December 20, 2006, the Registrant closed a private placement of $17.6 million at $6.60 per ADS for an aggregate of 2,666,506 ADSs and issued warrants to purchase 799,938 ADSs with an exercise price of $7.80 per ADS;

•
on December 20, 2006, the Registrant converted $5.65 million in principal amount of convertible notes issued in a private placement in April 2006 at $6.60 per ADSs for an aggregate of 902,414 ADSs and issued warrants to purchase 270,716 ADSs with an exercise price of $7.80 per ADS;

•
on December 26, 2006, the Registrant closed the merger with Master Replicas Inc. pursuant to which it issued 3,956,867 ADSs to the shareholders of Master Replicas (including the assumed pre-existing Master Replicas warrants to purchase 139,617 ADSs which were exercised on December 27, 2006), and assumed pre-existing Master Replicas options to purchase 918,053 ADSs and pre-existing Master Replicas warrants to purchase 20,314 ADS; and

•
on August 22, 2007, the Registrant and its warrant holders amended the terms of the 1,070,654 warrants issued in December 2006 to reduce temporarily their exercise price from $7.80 per share to $5.00 per share if exercised by August 22, 2007.  Any warrantholder exercising their warrants would be entitled to receive a new warrant on substantially the same terms as the existing warrants but with an exercise price of $6.00 per share.  The terms of any warrant not exercised by August 22, 2007 remain unchanged.  Holders of 368,863 warrants exercised such warrants for approximately $1.844 million by August 22, 2007.  The Company issued 184,427 new warrants to such holders.

In light of the above, the Registrant’s results of operations to be included in the earnings statements in its Annual Report for the fiscal year ended March 31, 2007 are anticipated to reflect a significant change from the results of operations for the corresponding period in 2006.

The registrant is unable to provide a reasonable estimate of the results of operations for the fiscal year ended March 31, 2007 because its consolidated financial statements for that period have not been completed and cannot be completed by the prescribed due date without unreasonable effort and expense.

                 Corgi International Limited
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	September 27, 2007	By	/s/ Jack Lawrence

Jack Lawrence
Chief Financial Officer, Chief Operating
Officer and General Manager, U.S.